Filed by Innoviz Technologies Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Collective Growth Corporation
Commission File No.: 001-39276

UNDER EMBARGO THROUGH FRIDAY, DEC 11 AT 7AM ET/2PM IST

Innoviz Technologies, a Global Leader in LiDAR Sensors and Perception Software for Autonomous Driving, to be Listed on Nasdaq Through Business Combination with Collective Growth Corporation

●	Innoviz Technologies Ltd. (“Innoviz”) to become publicly listed through business combination with Collective Growth Corporation (NASDAQ: CGRO) (“Collective Growth”) in a transaction sponsored by Antara Capital LP and Perception Capital Partners LLC
●	Transaction is expected to provide up to $350 million in gross proceeds comprised of Collective Growth’s $150 million of cash held in trust, assuming no redemptions by public stockholders, and a $200 million fully committed ordinary share PIPE at $10.00 per share, led by Antara Capital and includes strategic investments from Magna International, Innoviz’s Tier-1 partner, Phoenix Insurance and other institutional investors
●	Following the expected closing of the transaction in the first quarter of 2021, the combined Company is expected to have an estimated equity value of approximately $1.4 billion and to be listed on NASDAQ under the ticker symbol “INVZ”
●	Founded in 2016 by a group of Israeli Intelligence Corps veterans from Unit 81, the most prestigious technological unit in the Israeli Defence Forces, Innoviz is a global developer of high-performance, solid-state LiDAR sensors and perception software for autonomous vehicles
●	BMW chose Innoviz’s solid-state LiDAR sensor, InnovizOne, sourced and manufactured by Magna International, to develop its LiDAR for series production
●	Furthering its commitment to bring automation to the entire mobility market, Innoviz recently announced InnovizTwo, a lower price point and technologically advanced product that will enable OEM customers to deliver enhanced safety and functionality at a mass-market price point
●	Innoviz current partners and investors include Magna International, Samsung-Harman, Aptiv, Magma Venture Partners, Vertex Ventures, SoftBank Ventures Asia, Phoenix Insurance, China Merchants Capital, Shenzhen Capital Group, Harel Insurance Investments and Financial Services and others
●	All Innoviz shareholders will retain 100% of their equity holdings in the public company
●	Transaction positions Innoviz to capitalize on significant growth opportunities, expand its product roadmap and offers investors a unique opportunity to invest in the future of autonomous driving

TEL AVIV, Israel, and AUSTIN, Texas Dec 11, 2020 – Innoviz Technologies, a technology leader of high-performance, solid-state LiDAR sensors and perception software, today announced it has entered into a definitive agreement to merge with Collective Growth Corporation (NASDAQ: CGRO) in a transaction sponsored by Antara Capital LP and Perception Capital Partners LLC. The transaction is supported by a $200 million fully committed common stock PIPE led by Antara Capital and includes strategic investments from Magna International, Innoviz’s Tier-1 partner. Upon completion of the transaction, the combined Company will retain the Innoviz Technologies, Ltd. name and is expected to be listed on NASDAQ under the ticker symbol “INVZ”.

Founded in 2016, Innoviz, alongside its mobility tech partner Magna International, was the first to bring a high-end solid-state LiDAR to market and meet the stringent requirements of automotive OEMs, robotaxi companies and Tier 1 suppliers for sensor safety, reliability, durability, low-power consumption, range, resolution, cost and size. The Company has continued to break new ground and enable consumer autonomous vehicle adoption by delivering LiDAR with unparalleled performance at a price point that allows for adoption and mass production. The Company was one of the first to innovate up the AV stack and develop perception software to accompany its LiDAR products, and many other industry participants followed Innoviz’s approach. Innoviz’s leading solid-state LiDAR sensors and perception software are built and priced for mass produced consumer autonomous vehicles, a market that accounts for approximately two thirds of the total addressable market for LiDAR in the near term.

In addition to Magna International, Innoviz has established several partnerships with other world leading Tier 1 automotive suppliers, such as HARMAN, Aptiv and HiRain, which is active in China. These partners are some of the most influential companies in the automotive industry and have extensive experience with driver assistance and autonomous driving systems.

Innoviz’s Co-founder and CEO Omer Keilaf has spent over 21 years driving cutting edge technologies from inception to commercialization, and under his leadership the Company has grown rapidly, raising $251 million to date and expanding to over 280 employees globally. He also served in leadership roles in the Israeli Army’s elite unit 81 division, tasked with developing innovations and technology to great success.

Since its inception, Innoviz has launched several LiDAR products and its advanced perception software. Its solid-state LiDAR sensor is specifically designed for automakers requiring an automotive-grade, mass-producible solution. Its perception software is designed to be the ideal complement to the Company’s hardware offerings with advanced AI and machine learning-based classification, detection and tracking features. Innoviz has been named a World Economic Forum Technology Pioneer, Automobility LA Top Three Startup, two-time CES Innovation Award winner, The Atlas Award for Best Israeli LiDAR, Most Innovative Startup in Israel, and more. Innoviz is headquartered in Tel Aviv, Israel, a region globally recognized for its engineering talent and record-breaking startup investments in the mobility and semiconductor sectors.

Innoviz has focused on the Consumer Vehicle market because it is the largest and most demanding market for LiDAR, accounting for 2/3 of the LiDAR TAM in the near term.  Innoviz’s win for the production of an L3 platform, mature and proven technology and deep partnerships with four of the largest Tier I auto suppliers positions Innoviz to be a winner in the Consumer Vehicle market.  Winning in the Consumer Vehicle market is expected to give Innoviz an advantaged platform that is already being used to expand into broader LiDAR applications such as Robotaxis/Delivery Vehicles, Drones, Security/Surveillance and the Internet of Things.

Innoviz’s latest product, InnovizTwo, offers a significant cost reduction and performance improvement compared to InnovizOne. InnovizTwo aims to meet automakers’ desired price target for LiDAR and allow car manufacturers to offer safe L2+ vehicles while paving the path to full L3 automation through roadway data collection and software updates. The transition from L2+ to L3 poses additional challenges to automakers with hands-free driving on highways occurring at higher speeds. Innoviz is accelerating the path to widespread adoption of L2/L2+ and thereby giving automakers the confidence to pursue full autonomy.

Omer Keilaf, Innoviz CEO said: “Innoviz continues to push the boundaries of LiDAR performance and price. Our engineers, along with our partner Magna International, have been working tirelessly to bring a solution that automakers can adopt at scale and trust to perform safely and reliably for the entire lifecycle of their vehicles. This milestone is pivotal for our continued growth and the advancement of the autonomous vehicle industry as a whole. It requires significant investment of time and resources and we’ve made great strides due to the support of our investors and partners. The public listing is a major step on our path to becoming one of the dominant players in the global autonomous driving industry.”

Nicolai Martin, Senior VP Automated Driving and Driver Assistance at BMW says: “Our goal is to offer safe driver assistance functions for our customers by using state-of-the-art sensors and creating a robust modular system. We are focusing on developing automated driving technology by using LiDAR sensors. Innoviz is one of our strongest partners that is enabling us to develop the future of automated driving.”

"Working with companies like Innoviz to transform innovative technologies into game-changing automotive-grade products is a win for our customers and the industry as we tackle challenges that come with autonomous vehicle development," said Swamy Kotagiri, Magna International President and incoming Chief Executive Officer. "Innoviz LiDAR technology, along with Magna's ADAS expertise, software integration and manufacturing excellence is meeting the need by bringing a high-performance, first-to-market solution.”

Bruce Linton, Chairman and CEO of Collective Growth, said, “Collective Growth sought to advance industrial practices and drive the evolution of the auto sector, a mission well served by this merger. We are extremely excited today to announce the merger with Innoviz and Collective Growth. Innoviz brings a winning combination of high-performance LIDAR technology, commercial partnerships with leading OEMs and Tier 1 suppliers, and a dynamic management team.”

Jim Sheridan, CEO of Perception Capital Partners, who is expected to join the Board of Directors of the Company upon closing of the transaction, said, “I look forward to joining the Innoviz Board. Innoviz is perfectly positioned to extend its leading position in the large and rapidly growing ADAS and autonomous market.”

Transaction Overview

The Transaction is expected to provide up to $350 million in gross proceeds comprised of Collective Growth’s $150 million of cash held in trust, assuming no redemptions by public stockholders, and $200 million from a fully committed ordinary share PIPE at $10.00 per share, including strategic investments from Magna International, Innoviz’s Tier-1 partner, Antara Capital, co-sponsor and the largest investor in the PIPE, Phoenix Insurance and other institutional investors.

The combined Company is expected to have an estimated equity value of approximately $1.4 billion and is expected to be listed on NASDAQ under the ticker symbol “INVZ”. All current Innoviz stockholders will retain the entirety of their existing equity holdings in the combined Company.

The transaction, which has been unanimously approved by the boards of directors of both Innoviz and Collective Growth, is targeted to close in the first quarter of 2021, subject to regulatory and stockholder approvals and other customary closing conditions. Following completion of the transaction, Innoviz will retain its experienced management team. Founder Omer Keilaf will continue to serve as CEO.

Additional information about the proposed business combination, including a copy of the definitive agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Collective Growth with the Securities and Exchange Commission and available at www.sec.gov.

Advisors
Goldman Sachs & Co. LLC is serving as exclusive Financial advisor and Placement Agent to Innoviz in connection with the merger. Latham & Watkins LLP and Meitar | Law Offices are serving as Legal Advisor to Innoviz. Akin Gump Strauss Hauer & Field LLP and Faegre Drinker Biddle & Reath LP are serving as Legal Advisors to sponsors Antara Capital and Perception Capital, respectively, and Nechama Brin and Michael Yifrah are serving as Financial Advisors to Perception Capital. Graubard Miller and Goldfarb Seligman & Co. are serving as Legal Advisor to Collective Growth, and Cantor Fitzgerald is serving as Financial and Capital Markets Advisor to Collective Growth.

Investor Conference Call Information
A recording of an investor conference call between Innoviz and Collective Growth discussing the business and the proposed transaction will be available on Innoviz’s Investors page through December 23, 2020.

About Innoviz Technologies

Innoviz is a leading manufacturer of high-performance, solid-state LiDAR sensors and perception software that enable the mass production of autonomous vehicles. Innoviz’s offerings include InnovizOne, an automotive-grade, mass-producible LiDAR sensor, InnovizTwo, next generation high-performance automotive-grade LiDAR sensor, and Innoviz’s perception software, designed to complement its hardware offerings with advanced AI and machine learning-based classification, detection and tracking features. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, Magna International, Aptiv, Magma Venture Partners, Vertex Ventures, 360 Capital Partners, Harel Insurance Investments and Financial Services, Phoenix Insurance Company and others. For more information, visit www.innoviz.tech.

About Collective Growth Corporation

Collective Growth Corporation is a blank check company led by Bruce Linton and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities, which Collective Growth refers to as its initial business combination. For more information, visit www.collectivegrowthcorp.com.

About Perception Capital

Perception Capital is a Partnership between Northern Pacific Group and operating executives Jim Sheridan and Patrick Williams focused on combining with a rapidly growing global technology company. Perception Capital is led by CEO Jim Sheridan who held senior procurement positions at Ford Motor Company and led multiple purchasing transformations while at McKinsey & Company.

About Antara

Antara Capital LP is an event driven credit and special situations hedge fund manager, investing globally over $1 billion of capital on behalf of institutions and high net worth individuals. Antara takes a partnership approach with management teams to create shareholder value, and has provided creative financing solutions to a number of advanced stage technology companies.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz Technologies Ltd. (“Innoviz”) and Collective Growth Corporation (“Collective Growth”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innoviz and Collective Growth. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Contact Information

Innoviz

Media@innoviz-tech.com

Investors@innoviz-tech.com

Collective Growth Corporation

Wilson Kello

info@collectivegrowthcorp.com